Moritt Hock & Hamroff LLP

400 Garden City Plaza

Garden City, New York 11530

Telephone: (516) 873-2000

August 24, 2012

VIA EDGAR SUBMISSION

Larry Spirgel, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Compliance Systems Corporation
Preliminary Information Statement on Schedule 14C
Filed July 19, 2012
File No. 000-54007

Dear Mr. Spirgel:

Compliance Systems Corporation (the “Company”) is in receipt of your letter, dated July 26, 2012 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company, the original Preliminary Information Statement on Schedule 14C (the “Original Filing”). Contemporaneous with the transmission of this letter to the Commission, the Company is filing Amendment No. 1 to the Preliminary Information Statement of the Company (“Amendment No. 1”). As more fully noted below, Amendment No. 1 revises and supplements the disclosures made in the Original Filing based on certain portions of the comment set forth in the SEC Comment Letter. Also noted below are the Company’s reasons for not making changes nor providing further disclosures in response to other portions of the comment of the Commission set forth in the SEC Comment Letter.

With such as a background, the Company responds to the comment set forth in the SEC Comment Letters as follows. To aid in your review, the response is preceded by the subject comment.

Comment:

1.	It appears that the reverse stock split may be necessary to complete your obligations pursuant to the Securities Exchange Agreement dated June 7, 2012. We note your disclosure that you do not have a sufficient number of authorized shares to issue all of the shares necessary to company (sic) with RDRD Percentage Ownership Requirement. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, such as Items 11, 13 and 14. See item 1 of Schedule 14C and Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

Response:

The Company believes that, with the addition of a discussion of pre-emptive rights, the Company has provided the disclosures required by sections (a), (b), (c) and (d) of Item 11 of Schedule 14A with respect to the subject matter of the Information Statement, including the reasons for and effects of the Reverse Split and contemplated issuance of the RDRD Exchange Shares.

The Company has revised the Preliminary Information Statement to provide the financial statements and other disclosures concerning the Company required by Item 13 of Schedule 14A. For the reasons provided in the Preliminary Information Statement, financial statements of the to-be- acquired entity and pro forma information is not being provided.

The Company has revised the Preliminary Information Statement to provide the disclosures concerning the to-be- acquired entity required by Item 14 of Schedule 14A.

Pursuant to your request, on behalf of the Company, it is acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the response set forth above adequately addresses all of the comment set forth in the SEC Comment Letter. However, should you or the other members of the Commission’s staff have questions regarding the Company‘s response or have other comments, you should contact the undersigned at the address listed above, or by e-mail to either the undersigned, at dorourke@moritthock.com, or Keith S. Braun, at kbraun@moritthock.com.

Very truly yours,
Moritt Hock & Hamroff LLP

By:	[s] Dennis C. O’Rourke
Dennis C. O’Rourke, Esq., Of Counsel

cc:        Compliance Systems Corporation